Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, InfuSystem Holdings, Inc. (the “Corporation”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock.

Description of Common Stock

The following description of the Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (as amended and restated from time to time, the “Certificate of Incorporation”) and our Amended and Restated Bylaws (as amended from time to time, the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read the Articles of Incorporation, the Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 1,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), 50,000 shares of which are designated as Series A Junior Participating Preferred Stock (the “Junior Preferred Stock”). The shares of Common Stock currently outstanding are fully paid and nonassessable. No shares of Preferred Stock are currently outstanding.

Common Stock

The holders of our Common Stock are entitled to receive ratably such dividends as our board of directors (“Board of Directors”) may declare from time to time from legally available funds, subject to the preferential rights of any holders of shares of our Preferred Stock that are then outstanding or that we may issue in the future. Under the terms of our credit agreement, our ability to pay dividends on our Common Stock is limited and we do not anticipate paying dividends on our Common Stock in the foreseeable future.

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Certificate of Incorporation does not provide for cumulative voting in the election of our Board of Directors. No holder of our Common Stock has any preemptive right to subscribe for any shares of capital stock issued in the future, or any right to convert the holder’s Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Stock are entitled to share, on a pro rata basis, in the distribution of all assets remaining after payment to creditors, subject to prior distribution rights of the holders of any shares of Preferred Stock.

Preferred Stock

The Board of Directors is authorized, without further action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

The Corporation has designated 50,000 shares of Junior Preferred Stock, none of which are outstanding.

Junior Preferred Stock

Our Junior Preferred Stock has the following rights, preferences, privileges and restrictions:

Conversion. Shares of Junior Preferred Stock are not convertible.

Dividends. Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the Corporation ranking prior and superior to the Junior Preferred Stock, the holders of shares of our Junior Preferred Stock are entitled to receive cash dividends, when, as and if declared, equal to 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in, and declared on, our Common Stock. Such dividends are payable quarterly on or before the last day of March, June, September and December in each year commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Junior Preferred Stock in preference to the shares of Common Stock.

Liquidation Rights. Upon any liquidation, dissolution or winding up of the Corporation the holders of shares of Series A Preferred Stock are entitled to receive an aggregate amount per share equal to 1000 times the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Voting Rights. Each share of Junior Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of our stockholders.

Redemption. Shares of Junior Preferred Stock are not redeemable.

Adjustment. The dividend, liquidation and voting rights of the Junior Preferred Stock are subject to adjustment to reflect certain changes made to shares of Common Stock outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

Certain provisions of our Certificate of Incorporation, our Bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, defer or make more difficult a takeover attempt that a stockholder might consider in its best interest. Set forth below is a description of such provisions.

Amendment or Repeal of the Certificate of Incorporation. Under the DGCL, stockholders are not entitled to enact, without appropriate action taken by the board of directors, an amendment to the certificate of incorporation. Amendments to a certificate of incorporation generally require that the board of directors adopt a resolution setting forth the amendment, declaring its advisability and submitting it to a vote of the stockholders.

Amendment or Repeal of Bylaws. The DGCL provides that stockholders may amend a corporation’s bylaws and, if provided in its certificate of incorporation, the board of directors also has this power. Under the DGCL, the power to adopt, amend or repeal bylaws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. Our Bylaws expressly reserve the right of the Board of Directors to adopt, amend, alter or repeal our Bylaws, subject to the power of the stockholders to adopt, amend or repeal our Bylaws.

Calling of Special Stockholder Meetings. Under the DGCL, a special meeting of stockholders may be called by a corporation’s board of directors or by such persons as may be authorized by the corporation’s certificate of incorporation or bylaws. Our Bylaws provide that special meetings of stockholders may only be called by the Board of Directors or by stockholders owning not less than 25% of the outstanding stock entitled to vote at such meeting.

Board of Directors. Our Bylaws provide that the number of directors will be determined by the Board of Directors. Our Bylaws further provide that each director shall hold office until his or her successor shall be duly elected and qualified or until his or her earlier death, resignation or removal.

Director Vacancies. Under the Bylaws, vacancies on the Board of Directors may be filled by vote of a majority of the remaining directors, although less than a quorum.

Preferred Stock. As described above under “– Preferred Stock”, our Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of Preferred Stock having rights superior to the Common Stock without the approval of the stockholders of the Corporation.

Advance Notice. Our Bylaws include advance notice requirements for proposing matters that can be acted upon by our stockholders at special meetings.

Delaware Anti-Takeover Statute. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Indemnification of Directors and Officers and Limitation of Liability

Section 145 of DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which imposes liability for the unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Seventh of the Corporation’s Certificate of Incorporation and Article IV of the Corporation’s Bylaws provide that the Corporation shall indemnify directors and officers to the fullest extent permitted by the DGCL. Article Seventh of the Certificate of Incorporation also provides for the elimination of personal liability of a director for breach of fiduciary duty to the extent permitted by Section 174 of the DGCL as described above.

The Corporation also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure these persons against certain liabilities, including liabilities under the securities laws.

The Corporation enters into indemnification agreements with each of its directors and executive officers. The indemnification agreements supplement existing indemnification provisions of the Corporation’s Certificate of Incorporation and Bylaws and, in general, provide for indemnification of and advancement of expenses to the indemnified party, subject to the terms and conditions provided in the indemnification agreement. The indemnification agreements also establish processes and procedures for indemnification claims, advancement of expenses and other determinations with respect to indemnification.

Transfer Agent

The transfer agent for our Common Stock is Computershare.

Listing

The Common Stock is traded on NYSE American LLC under the trading symbol “INFU.”